March 29, 2016

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Enersis Chile S.A.
Amendment No. 3 to
Draft Registration Statement on Form 20-F
Submitted March 25, 2016
CIK No. 0001659939

Ladies and Gentlemen:

On behalf of Enersis Chile S.A. (the “Company”), we transmit herewith on a confidential basis this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed by telephone by Michael Kennedy, Esq., Staff Attorney, in connection with Amendment No. 3 (“Amendment No. 3”) to the draft registration statement of the Company on Form 20-F (the “Registration Statement”) that was confidentially submitted on March 25, 2016. Capitalized terms used in this letter and not otherwise defined herein have the meaning ascribed to them in Amendment No. 3.

In our discussion with Mr. Kennedy, he asked that specific record and distribution dates for the distribution of shares and ADSs in connection with the Spin-Off be included in the Registration Statement and that an explanation of the basis on which the Company believes that such dates are probable of being achieved be provided to the Staff.

In response to the Staff’s comment, the Company supplementally advises the Staff as follows:

As noted in the response letter that was confidentially submitted on March 25, 2016, the Company is registering its shares with the Chilean Superintendence of Securities and Insurance (the “SVS” in its Spanish acronym). Under Chilean law, the distribution of the shares in the Spin-Off cannot occur until the registration process with the SVS has been completed. Based on the procedures and status of the SVS registration process as further described below, the Company believes that a Share Record Date of April 14, 2016 and a Share Distribution Date of April 21, 2016 are probable of being achieved. The ADS Record Date and ADS Distribution Date are set by Enersis Américas S.A. (“Enersis Américas”) in coordination with its ADS Depositary based on the corresponding Share Record Date and Share Distribution Date in Chile and are expected to be on or about the proposed Share Record Date and Share Distribution Date, respectively. Therefore the Company proposes that, subject to the Staff’s agreement, the Company will include such dates in the Registration Statement and publicly file such Registration Statement with the Commission.

SVS Registration Process and Status

As part of the SVS registration process, the Company is required to submit to the SVS an application (including financial statements) to register the Company’s shares under applicable Chilean law. Similar to the registration process in the U.S., the SVS reviews the Company’s application and provides comments to which the Company must respond. Once the Company clears all comments with the SVS, then the registration of the Company’s shares with the SVS will be complete and the listing of the shares in Chile and the distribution of the shares in connection with the Spin-Off can occur. The SVS registration process typically takes approximately 30 to 45 days to complete.

U.S. Securities and Exchange Commission	-2-	March 29, 2016

The history and current status of the Company’s application with the SVS is as follows:

•	The Company submitted an application to the SVS on March 2, 2016.

•	During the weeks of March 14, 2016 and March 21, 2016, the SVS staff telephonically provided preliminary accounting-related comments to the Company’s application. The Company expects to respond to such comments in full by the end of the week of March 28, 2016 following the receipt of a formal comment letter (the “Oficio”) from the SVS.

•	During the week of March 14, 2016, the Company also telephonically received from the SVS comments relating to the “demerger” of the Company and Enersis Américas, and the Company has responded to such comments and the comments relating to the “demerger,” have been resolved. The Company has been advised by the SVS staff that it will receive additional comments on the application through the Oficio during the week of March 28, 2016.

•	Based on the fact that the Company has already discussed the “demerger” and accounting comments with the SVS staff as described above, and given the nature of the remaining comments, the Company does not expect such additional comments will present any timing difficulties or delays. The Company anticipates that it will be able to respond to the additional comments within a very short period (within three working days).

Given that (i) the current status of the Company’s SVS application as described above, (ii) the SVS typically issues only a single round of formal comments, and (iii) the Company has communicated with the SVS staff about the status of the Company’s registration process in the U.S. and the expected timing of the distribution, the Company believes that the SVS registration process will be completed by mid-April 2016. As a result, the Company also believes that a Share Record Date of April 14, 2016 and a Share Distribution Date of April 21, 2016 are probable of being achieved. The ADS Record Date and ADS Distribution Date are expected to be on or about the Share Record Date and Share Distribution Date in Chile, respectively.

Disclosure in the Registration Statement

If the Staff agrees with the Company’s explanation regarding the record and distribution dates, the Company will publicly file an updated Registration Statement that includes the proposed dates and consistently states throughout the Registration Statement that it is the Company’s expectation that the distribution will occur on April 21, 2016. The Company will also include language indicating that the Company and Enersis Américas will publish changes, if any, to the record and distribution date information in a press release that will also be furnished on Form 6-K, and will give at least 10 days’ notice of any changes to the ADS Record Date to the New York Stock Exchange in accordance with the exchange’s requirements. In this regard, the Company brings to the Staff’s attention the 2008 spin-off of Telmex Internacional, S.A.B. de C.V. (“Telmex”) from Teléfonos de México, S.A.B. de C.V. (“Telmex Parent”). In the Telmex spin-off, the registration statement of Telmex on Form 20-F omitted specific record and distribution date information at the time the registration statement became effective on May 30, 2008. Such missing information was later supplemented by Telmex Parent’s press release dated June 3, 2008, which was also furnished on a Form 6-K on June 4, 2008.

The Company also notes that: (i) the Registration Statement contains operating and audited financial information as of and for the nine months ended September 30, 2015, (ii) if the Registration Statement becomes effective by March 31, 2016, the Company will file an annual report on Form 20-F by May 2, 2016 and such annual report will contain operating and audited financial information as of and for the year ended December 31, 2015, thereby providing updated information to the public, and (iii) as described above, the Company believes that the distribution is probable of being achieved by April 21, 2016.

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U.S. Securities and Exchange Commission	-3-	March 29, 2016

Should you have any questions or comments concerning the foregoing response, please contact J. Allen Miller at (212) 408-5454 or amiller@chadbourne.com or Sey-Hyo Lee at (212) 408-5122 or shlee@chadbourne.com.

Very truly yours,

/s/ Chadbourne & Parke LLP

Enclosure

cc:	Nicolás Billikopf
Paolo Pirri